
AUSTAL


05006482

2 March 2005

82-34830

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Austal Limited – Ticker Symbol AUTLY

Dear Sirs:

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3.2(b) under the Securities Exchange Act of 1934.

- Half yearly results to 31 December 2004
- Half year results announcement
- Open Briefing. Austal Ltd Chairman on Profit and Key Contracts
- Analyst Presentation

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly

ANDREW JEFFS
MARKETING MANAGER

Enclosures:
As above

dlw 3/21

100 Clarence Beach Road | Tel +61 8 9410 1111
Henderson | Fax +61 8 9410 2564


SEC MAIL
RECEIVED
PROCESSING
MAR 1 0 2005
WASH, D.C.
213
SECTION

APPENDIX 4D
HALF-YEAR REPORT

AUSTAL LIMITED
A.B.N. 73 009 250 266

FOR THE PERIOD ENDED 31 DECEMBER 2004

1. The reporting period is 1 July 2004 to 31 December 2004. The previous corresponding period is 1 July 2003 to 31 December 2003.

2. Results for announcement to the market

			$A'000
2.1	Revenue from ordinary activities	up 6.4%	to 162,804
2.2	Profit (loss) from ordinary activities after tax attributable to members	up 614.0%	to 21,607
2.3	Net profit (loss) for the period attributable to members	up 614.0%	to 21,607

2.4 Dividend distributions

No dividend will be payable with respect to the interim period to 31 December 2004.

2.5 Record date for determining entitlements to the dividends — N/A

2.6 Explanation of figures in 2.1 to 2.4 that may be required

Revenue and net profit has increased compared with the corresponding period in the previous year due to the increased production of commercial vessels and defence-related projects which have contributed higher margins than luxury motor yachts. There was no luxury motor yacht production during the period.

3. Net tangible assets per ordinary security

Current period (cents/share)	80.5
Previous corresponding period (cents/share)	60.4

4. Control gained or lost over entities during the period — N/A

5. Details of dividends or distributions. — N/A

6. Details of dividend or distribution reinvestment plans. — N/A

7. Details of associates and joint venture entities. — N/A

8. Accounting standards used by foreign entities.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The foreign entity, Austal USA, prepares it's accounts under US generally accepted accounting principles and adjustments are made to bring into line any dissimilar accounting policies that may exist.

9. Qualifications of audit/review — No qualifications

AUSTAL LIMITED

A.B.N. 73 009 250 266

HALF-YEAR REPORT
31 DECEMBER 2004

CONTENTS

DIRECTORS' REPORT

The Board of Directors of Austal Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2004.

Directors

The names of the directors in office during the half-year and until the date of this report are:

J Rothwell (Chairman)
R J McKinnon
M J Atkinson
C J Norman
J H Poynton
A Drescher (retired 22 October 2004)
R Browning

Unless indicated otherwise, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activities of the consolidated entity during the financial half-year are the design and manufacture of high performance vessels.

Results

The profit of the consolidated entity for the half-year was $21.607 million after income tax and outside equity interests.

Review of Operations

Revenue and net profit has increased compared with the corresponding period in the previous year due to the increased production of commercial vessels and defence-related projects which have contributed higher margins than luxury motor yachts. There was no luxury motor yacht production during the period.

Significant Events after year end

There were no significant events occurring after period end.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Auditor's Independence Declaration

We have obtained the following independence declaration from our auditors, Ernst & Young.

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Auditor's Independence Declaration to the Directors of Austal Limited

In relation to our review of the financial report of Austal Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Robert Kirkby
Partner

Date: 18 February 2005

This report has been made in accordance with a resolution of directors.

J ROTHWELL
Chief Executive Officer

M J ATKINSON
Finance Director

Dated at Henderson this 18th day of February 2005

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	CONSOLIDATED	
		December 2004 $000	December 2003 $000
Revenues from ordinary activities	2	162,804	152,974
Expenses from ordinary activities	2	(139,066)	(148,589)
Borrowing costs		(648)	(796)
Write back of provision for Austal Group Management Share Plan loans		1,348	-
Profit from ordinary activities before income tax expense		24,438	3,589
Income tax expense relating to ordinary activities	3	(3,163)	(1,188)
Net profit		21,275	2,401
Net loss attributable to outside equity interests		332	625
Net profit attributable to members of the parent entity		21,607	3,026
Net exchange difference on translation of financial report of self-sustaining foreign operations		(346)	457
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(346)	457
Total changes in equity other than those resulting from transactions with owners as owners		21,261	3,483
Basic earnings per share (cents per share)		11.24	1.57
Diluted earnings per share (cents per share)		11.24	1.57

The accompanying notes form an integral part of this Statement of Financial Performance

CONDENSED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2004

	CONSOLIDATED	
	December 2004 $000	June 2004 $000
CURRENT ASSETS		
Cash assets	38,681	79,595
Receivables	6,933	9,389
Inventories	102,469	50,631
Other financial assets	8,158	6,729
Other - prepayments	7,632	2,937
TOTAL CURRENT ASSETS	163,873	149,281
NON-CURRENT ASSETS		
Cash assets	1,767	2,623
Receivables	17,597	22,502
Other financial assets	400	3,902
Property, plant and equipment	59,204	59,842
Other - prepayments	10,364	12,334
TOTAL NON-CURRENT ASSETS	89,332	101,203
TOTAL ASSETS	253,205	250,484
CURRENT LIABILITIES		
Payables	26,640	27,867
Interest bearing liabilities	10,902	33,586
Provisions	18,111	19,484
Other	24,341	16,432
TOTAL CURRENT LIABILITIES	79,994	97,369
NON-CURRENT LIABILITIES		
Payables	400	874
Interest bearing liabilities	14,124	15,052
Deferred tax liabilities	4,276	823
Provisions	573	536
TOTAL NON-CURRENT LIABILITIES	19,373	17,285
TOTAL LIABILITIES	99,367	114,654
NET ASSETS	153,838	135,830
EQUITY		
Contributed equity	43,330	46,171
Reserves	211	557
Retained profits	109,838	88,232
Parent entity interest	153,379	134,960
Outside equity interest	459	870
TOTAL EQUITY	153,838	135,830

The accompanying notes form an integral part of this Statement of Financial Position

CONDENSED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	CONSOLIDATED	
		December 2004 $000	December 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		174,684	143,085
Payments to suppliers and employees		(190,411)	(188,507)
Interest received		1,443	1,132
Borrowing costs paid		(879)	(796)
GST refunded		2,612	5,474
Tax paid		-	(2,661)
Net cash to operating activities	6 (b)	(12,551)	(42,273)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(2,807)	(1,335)
Proceeds from sale of property, plant and equipment		18	58
Repayment of loans advanced		2,465	258
Net cash to investing activities		(324)	(1,019)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		8,765	41,910
Repayment of borrowings		(31,593)	(1,481)
Net cash from (to) financing activities		(22,828)	40,429
NET INCREASE (DECREASE) IN CASH HELD		(35,703)	(2,863)
Cash at the beginning of the financial period		72,717	25,873
Effects of exchange rate changes on cash		(112)	(35)
CASH AT THE END OF THE FINANCIAL PERIOD	6 (a)	36,902	22,975

The accompanying notes form an integral part of this Statement of Cash Flows

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2004 in accordance with Australian accounting standard AASB1029: Interim Financial Reporting and Urgent Issues Group Consensus Views. It is recommended that this report be read in conjunction with the 30 June 2004 Annual Report and any public announcements made by Austal Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used in this financial report are consistent with those applied in the 30 June 2004 Annual Report.

This financial report has been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

2. PROFIT FROM ORDINARY ACTIVITIES

	CONSOLIDATED	
	December	December
Profit from ordinary activities is after crediting the following revenues:	2004	2003
	$000	$000
Sales revenues:		
Construction contract revenue and bounty income	153,256	144,221
Other revenues:		
Interest from other persons	1,443	1,132
Charter income	7,074	6,526
Proceeds on sale of non-current assets	18	58
Sale of scrap	687	484
Other revenue	326	553
Total other revenue	9,548	8,753
Total revenues from ordinary activities	162,804	152,974
Profit from ordinary activities is after charging the following expenses:		
Cost of sales	120,019	131,494
Marketing expenses	2,583	3,676
Administrative expenses	3,247	4,296
Chartering expenses	7,435	7,682
Other expenses	5,782	1,441
Expenses from ordinary activities (a)	139,066	148,589
(a) Includes - Depreciation of non-current assets	1,553	1,757

3. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:	CONSOLIDATED December 2004 $000	December 2003 $000
Operating profit before tax	24,438	3,589
Prima facie tax thereon at 30%	7,331	1,077
Tax effect of permanent and other differences:		
- Reversal of Austal Group Management Share Plan loans	(404)	-
- Current year research & development allowances	(2,536)	(629)
- Prior year research & development allowances	(2,343)	-
- Tax losses not recognised	1,543	729
- Reversal of franking deficit tax offset amount	(448)	-
- Other	20	11
Total income tax expense attributable to operating profit	3,163	1,188

4. SEASONAL AND IRREGULAR FACTORS

There were no seasonal or irregular factors.

5. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

Since the last annual reporting date, the following contingent liabilities lapsed with no significant cost to the company: -

	$000
Vessel buy-back put option	6,939
Vessel resale guarantee	5,900

Since the last annual reporting date, contingent assets have decreased by $2.343m as this tax benefit has been recognised in the financial statements at 31 December 2004.

There were no other material changes in contingent liabilities or contingent assets since the last annual reporting date.

6. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, net of cash held as a guarantee.

Cash balance comprises:		
Cash on hand and at bank	40,448	27,957
Less: restricted cash held as a guarantee		
- current	(1,779)	(1,668)
- non-current	(1,767)	(3,314)
Closing cash balance	36,902	22,975

6. NOTES TO THE STATEMENT OF CASH FLOWS (Continued)

(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities	CONSOLIDATED December 2004 $000	December 2003 $000
Net profit after income tax	21,275	2,401
Adjustment for non cash income and expense items:		
Depreciation & amortisation	1,553	1,757
Write down of investments to recoverable amount	2,862	-
Decrement in value of non-current assets	480	-
Loss on sale of assets	4	183
Increase (decrease) in provision for:		
Income tax	3,453	(1,474)
Workers compensation claims	(1,080)	(3,536)
Warranty	288	465
Employee benefits	(426)	69
Provision for loss on Austal Group Management Share Plan loans	(1,348)	-
Provision for doubtful debts	(1,812)	(600)
Foreign exchange losses	-	(982)
Decrease (increase) in:		
Current cash provided as a guarantee	5,942	(29)
Debtors	6,335	(10,888)
Work in progress	(52,317)	(13,014)
Other inventories	24	4,602
Other assets	(2,724)	(1,443)
Other financial assets	(955)	(7,143)
Increase (decrease) in:		
Trade creditors	(3,035)	(6,885)
Progress payments in advance	7,045	(12,899)
Other liabilities	930	-
Other financial liabilities	955	7,143
Net cash provided to operating activities	(12,551)	(42,273)

7. SUBSEQUENT EVENTS

There were no material subsequent events occurring after period end requiring disclosure.

8. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Austal Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (AIFRS). Prior to 30 June 2004, the company allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to AIFRS. Following these procedures, the company graded the impact areas as either high, medium or low and established a team to address each of the areas in order of priority as represented by the gradings. An AIFRS steering committee was established to oversee the progress of each of the project teams and make necessary decisions. The company is in the process of considering issues impacting on the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future, and is required when the consolidated entity prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006. Set out below are the high impact areas where accounting policies will change and may affect the financial report of the company. At this stage the company has not been able to reliably quantify the impacts on the financial report.

8. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS (Continued)

Hedge Accounting

Under AASB 139 Financial Instruments: Recognition and Measurement, in order to achieve a qualifying hedge, the company is required to meet the following criteria:
- Identify the type of hedge - fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

If the company's hedges do not meet the AASB 139 requirements, hedge accounting will no longer be able to be applied to the company's derivative contracts and all gains and losses on the contracts will be recognised in the income statement. The company has adopted the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards and will not be restating comparatives for any impact of restating hedges at fair value.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables- measured at amortised cost, financial assets held to maturity - measured at amortised cost, financial assets held for trading – measured at fair value with fair value changes charged to net profit or loss, financial assets available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities - measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised on balance sheet.

Impairment of Assets

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use, based on discounted future cash flows. This will result in a change in the company's current accounting policy which determines the recoverable amount of an asset on the basis of undiscounted cash flows.

Share Based Payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of equity based compensation to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005.

Decommissioning Costs

Under AASB 116 Property, Plant and Equipment, the cost of an item of property, plant and equipment must include the cost of dismantling and removing the asset and restoring the site on which it is located. This will result in a change in the company's current accounting policy which recognises a decommissioning provision towards the end of the useful life of an asset. The initial adjustment on transition will be through retained earnings and subsequent adjustments will be to net profit or loss for the period.

Income Tax

Under AASB 112 Income Taxes, the recognition criteria for deferred tax assets has changed, where under AIFRS the test of "probable" is applied which is less stringent then the current test for tax losses of "virtual certainty". Probable is defined as more likely than not. At this date some uncertainty exists regarding the availability of tax losses for a subsidiary and therefore these tax losses have not been brought to account in the balance sheet under the current standard.

DIRECTORS' DECLARATION

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2004 and performance of the consolidated entity for the half-year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This statement has been made in accordance with a resolution of directors.

J ROTHWELL
Chief Executive Officer

M J ATKINSON
Finance Director

Dated at Henderson this 18th day of February 2005



The Ernst & Young Building

Independent review report to members of Austal Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Austal Limited (the company) and the entities it controlled during the half-year, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the director's of the company a written Auditor's Independence Declaration, a copy of which is included in the Director's Report. In addition to our review of the financial report, we were engaged to undertake other non audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Austal Limited and the entities it controlled during the half-year, is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

R A Kirkby
Partner
Perth

Date: 18 February 2005


AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
18 FEBRUARY 2005

AUSTAL LIMITED REPORTS $21.6 M PROFIT FOR HALF YEAR

Austal Limited today announced its half yearly results revealing a profit of $21.6 million after income tax and outside equity interests. This is compared with the $3.0 million reported for the corresponding period last year.

Executive Chairman, John Rothwell commented, "The pleasing result is due to high levels of production activity and completion of the 10 vessel Yemen contract. While we are forecasting a sound second half, it is not expected to be as strong as the first."

The Group operating profit included a write-back of the provision in the Austal Group Management Share Plan loans of $1.3 million and R&D tax allowances of $4.8 million.

The highlights of the first half have included:

- Launch of the 127 metre trimaran for Fred Olsen to be operated in the Canary Islands. Speed and passenger comfort levels have met expectations. This is the first vessel of this type and delivery of the vessel has been delayed to improve steering in heavy weather. Delivery is expected in March 2005.

- Improved status as a recognized manufacturer of defence vessels with the delivery of the ten 37.5 metre boats to the Yemen Defence Ministry. This was followed in January 2005 by the on-time launch of the first of twelve 57 metre patrol boats for the Royal Australian Navy.

- The core commercial business remains sound with the signing of a 67 metre vehicle-passenger ferry for Malta and two 45 metre passenger ferries for Guadeloupe.

As at 31 December 2004, contracted commercial and defence orders provided still to be recognized revenue of $386 million through to 2007. This order book excludes the two 105 metre catamarans for Hawaii Superferry, two additional Armidale class patrol vessels announced by the Prime Minister and the two initial Littoral Combat Ships which are the subject of options. These orders would collectively add over $500 million to the order book.

During this reporting period Chris Norman has taken over as Chairman of the Audit Committee replacing John Poynton who retired from the Committee.

Effective from today, Austal Limited has also initiated an American Depositary Receipt Program to take advantage of US investor interest in Austal's expansion activities in the USA.

ENDS

For further information contact:

John Rothwell, Executive Chairman

or

Michael Sier, Finance Manager

Telephone: 08 9410 1111

Facsimile: 08 9410 2564

www.austal.com

Attention ASX Company Announcements Platform
Lodgement of Open Briefing


AUSTAL
SHIPS


open briefing

corporatefile.com.au

Austal Limited
100 Clarence Beach Road
Henderson, Western Australia 6166

Date of lodgement: 21-Feb-2005

Title: Open Briefing. Austal Ltd. Chairman on Profit & Key Contracts

Record of interview:

corporatefile.com.au
Austal Limited reported on 18 February 2005 $21.6 million net profit after tax and outside equity interests, compared with $3.0 million in 1H04. Revenues were up 6.4 percent to $162.8 million. What drivers contributed to this improvement in your results and is it sustainable?

Chairman John Rothwell
Our revenues were up slightly this first half when compared with the first half last year, but the main factor driving our net profit has been the solid margins achieved on various projects, particularly completed defence projects when compared with the contracts we had in the first half of last year.

In addition, our group operating profit included some favourable items such as a write-back of the provision in the Austal Group Management Share Plan loans of $1.3 million and a $4.8 million reduction in our tax liability due to R&D tax allowances.

We still expect sound earnings in the second half, but not at the same level as in the first.

corporatefile.com.au
What is the current delivery position with the commercial trimaran for Fred. Olsen, S.A.?

Chairman John Rothwell
We're aiming to deliver the vessel around the end of March 2005. In the sea trials we conducted, we found the vessel's performance to be particularly good in most conditions; its manoeuvrability was excellent, passenger comfort was high and the contract speed requirement was met. However, we encountered some very rough conditions during the final days of our trials and found that the vessel could be improved by the fitting of an additional rudder. We are now fitting an additional rudder and the vessel should be ready for delivery by the end of March 2005.

corporatefile.com.au
In the first half, you were awarded several mid-sized ferry contracts overseas. What's your strategy for growth in the mid-sized ferry market?

Chairman John Rothwell
We've identified a growing market for vessels in the range of 50 to 70 metres in size. Whilst there has been a slowdown in the market for large vehicle ferries, we've received a growing number of inquiries from the market for mid-sized ferries. One of our key strengths is our extensive design experience and our ability to rapidly produce customised designs that suit the particular requirements of our customers. We're well-positioned to cater to this particular market, given our flexibility in construction and diversity in the total shipbuilding market.

corporatefile.com.au
Your contract to construct two vehicle-passenger ferries for Hawaii Superferry valued at over US$70 million each was subject to finance targeted for completion by the 2004 calendar year end. What's the status of the financing arrangement?

Chairman John Rothwell
Although there was an unfortunate delay, a financing commitment was eventually secured from the US Maritime Administrations (MARAD) early in the New Year.

Certain conditions remain attached, however, the main one being an upgrading of the shore facilities in Hawaii. What that condition specifically entails is the passing of an appropriate bill confirming that the Hawaiian Government will upgrade the port facilities to adequately accommodate these vessels.

The Hawaiian Government has given a verbal confirmation and the Governor herself has declared her full support. Nevertheless, a confirmation by the Appropriations Committee in relation to that bill is required.

corporatefile.com.au
What is the status of the contract relating to the two additional Armidale Class patrol boats for the Royal Australian Navy (RAN), which was announced by Prime Minister John Howard last September?

Chairman John Rothwell
We've submitted a formal proposal to the Commonwealth and are awaiting their response. The vessels won't be in service until late 2007. We have no doubt that the intention is to proceed with the contract relating to these additional vessels and that it's only a matter of completing the due process.

corporatefile.com.au
On 30 August 2004, Austal announced its intention to jointly bid with Raytheon Australia for the Australian government's Amphibious Ships valued at $1.5 to $2 billion for delivery between 2010 and 2014. In an Open Briefing on 8 September 2004, Austal mentioned how it plans to bid for this tender. What's the status of the tender and when will it be issued?

Chairman John Rothwell
The issuance of the Amphibious Ships tender has been delayed and is scheduled for September 2006, well over 12 months away. We're now in the process of completing a "request for quotation" required by the Commonwealth. We have partnered with Raytheon Australia to jointly bid for the project and it's not inconceivable that we might add another party to our team.

corporatefile.com.au
As part of the US Department of Defence's requirement of 57 Littoral Combat Ships (LCS) over 15 years, it recently awarded the construction of the first LCS vessel to Lockheed. The final design contracts, awarded to the Austal-General Dynamics team and the Lockheed Martin team, include options to construct two prototype vessels. When is the award for the construction of the remaining LCS vessels likely to be given?

Chairman John Rothwell
The US Navy have always said that a contract for a prototype LCS vessel would be issued to the Austal-General Dynamics in October 2005, and we're still of the opinion that the timeframe will be met, in light of the fact that they've met every other scheduled date so far.

The Lockheed Martin team are competing on the basis of a much smaller design contract requiring less design work and was therefore awarded its build contract first. The award of the contract to Lockheed Martin was granted within the timeframe previously indicated by the US Navy, and we anticipate ours to be awarded on time also.

corporatefile.com.au
Is the Austal-General Dynamics team on track to complete the LCS design phase by October 2005?

Chairman John Rothwell
Yes, most definitely.

corporatefile.com.au
How do you intend to manage the execution of new contracts as you ramp up your resources for the LCS construction phase in October 2005?

Chairman John Rothwell
The timing of the Hawaii Superferry contract enables us to expand the US workforce at an optimal rate and on time for the expected commencement of the construction of the first LCS vessel towards the end of this year.

The expansion of our US facilities for the LCS construction phase has now commenced and since our last Open Briefing on 8 September 2004, we have committed to larger facilities, which has consequently resulted in an increase in the capex requirement by about $2 million. The bulk of the expansion will be funded by grants from the State of Alabama and the City of Mobile and through the financial support of General Dynamics. We will also be contributing some funds ourselves.

A number of our Australian employees have already transferred to the US and more will follow.

corporatefile.com.au
With increased activity in the defence market and continued orders from your commercial market, what is the current commercial-defence breakdown of work on hand and how do you see that evolving?

Chairman John Rothwell
Defence contracts make up approximately 40 percent of our total order book, but our mix remains a moving target. An obvious benefit provided by defence projects is that they're generally longer term, involving multiple orders, as distinct from the one-year horizon of commercial vessels.

On the whole, we have a relatively long-term order book with work on both commercial and defence contracts taking us through to 2007. We've traditionally been an Australian commercial shipbuilding business generating around $300 million in revenue, with margins of between 8 percent and 10 percent before tax. But as Austal USA continues to evolve with the execution of the Hawaiian Superferry contract and the LCS project over the next few years, we expect to generate another $250 million a year in revenue with minimal additional capital required.

We're also seeing opportunities in the naval shipbuilding sector in Australia, and the Federal Government's privatisation of the Australian Submarine Corporation (ASC) will continue to be of interest to us.

corporatefile.com.au
You announced on 6 December 2004 the resignation of MD Bob McKinnon effective 30 June 2005. Could you clarify your role going forward and what impact Bob's resignation will have on the management structure?

Chairman John Rothwell
Bob's resignation was an amicable arrangement and was as a result of both Bob and I recognising that the company would need a more youthful successor to lead Austal through the next decade. I will continue in my role as Executive Chairman. We aim to appoint a successor for myself within five years.

We are considering a number of potential successors from within. Nevertheless, we're not ruling out recruits who can be developed for future succession at Austal in the coming years.

corporatefile.com.au
What guidance can you provide with respect to earnings and dividends for the full year 2005?

Chairman John Rothwell
We've had a good first half year and we expect a full year result to be well-received by our shareholders. Our policy has been to pay dividends subject to profits, and while we've traditionally not paid interim dividends, our board will look favourably towards paying a final dividend when it announces our full year result.

corporatefile.com.au
In your opinion, what's the outlook for Austal going forward?

Chairman John Rothwell
I think the company is now better positioned than it has ever been.

Our order book is well placed out to 2007. The commercial market remains sound and we're seeing a growing number of opportunities in the defence market. We have a strong potential to undertake the LCS construction phase, and the Hawaiian Superferry project is progressing well.

We've got great diversity in our total market range. The lumpiness in revenues that we've experienced in the past due to limitations in the diversity of our product range has now largely disappeared.

We anticipate substantial growth over the next five to ten years. I do believe that in a decade from now, Austal will be a very different company from what it is today and I'm confident about our bright future.

corporatefile.com.au
Thank you John.

To read previous Austal Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Austal Limited, view www.austal.com or call John Rothwell or Michael Sier on (08) 9410 1111.

AUSTAL LIMITED

ompany Over

Half Year [illegible]

February 2005

Mr John Rothwell, AO

Executive [illegible]


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Company Overview

Austal Ships & Austal Image	Austal USA	
Revenue : ~ $250m pa		Revenue : $50m → $300m pa?
Mature Business	**Evolving Business**	**Opportunities**
Commercial Ferries	Littoral Combat Ship	Patrol Boats (Mid-East, Asia)
	Commercial Ferries	Amphibious Ship Programme
		Australian Submarine Corp



Financial Summary

	Half [illegible] Dec [illegible] (A$m)	[illegible] (A$m)
Operating revenue	153[illegible]	[illegible]
Net profit after tax & OEI	[illegible]	[illegible]
EPS (cents/share)	[illegible]	[illegible]


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	Half-year end June 03	
Yachts	(7.7)	[illegible]
Austal USA	(5.4)	[illegible]
Austal Ships & Austal Image	7.9	[illegible]

- Major contracts in Austral[illegible] expectations
- Austal USA continuing to bu[illegible] workforce [illegible] earning[illegible]
- No Yacht earnings in the fo[illegible]


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Highlights of the first half

- Launch of 127 metre trimaran
  - Speed, manoeuvrability an[illegible] ahead of expectations
  - Delivery due end March 2005 [illegible] to steering system
- Delivery of 10 x 35 metre pa[illegible] for Yemen
- First "Armidale" class patr[illegible] January 200[illegible]


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New design technology for
basis for US Navy LCS prog


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Yemen patrol boats delivered


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Launch of HMAS Armidale, of the 12 (possibly 14) patrol boats for the Royal Australian Navy




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Full year financial outlook

- 2H 2005 unlikely to be as strong as the first which was positively influenced by:
  - High levels of production activity
  - Completion of Yemen contract
  - Combination of un[illegible] timing of main engine deliveries, improved workers compensation outcomes, R&D tax concession etc)




Outlook
to build on
revenue base

1. Solid forward order position remains – as at [illegible] December 2004 $386 million to be completed across 2005, 2006 and 2007 financial years

2. Hawaii Superferry project receives Title XI [illegible] commitments. Financial closure due mid-year [illegible] approx $200m to order book when finalised

3. Potential for a further 2 x 'Armidale' patrol vessels which have been announced by the Prime Minister but not yet contracted

4. LCS design programme on schedule [illegible] of option for initial vessel by US Department of Defense [illegible] 2005

5. Over $ 500 million in orders to be confirmed from [illegible] to (4) above

Opportunity to build on established revenue base



AUSTAL LIMITED
Actual
From current contracted orders
Revenue (A$m)
300
200
100
0
Yachts
Commercial
Defence
2003
2004
Year


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Current [illegible] Austal Group

Commercial	
105m vehicle-passenger ferry	Hawaii Superferry
85m vehicle-passenger ferry	Hellas Flying Dolphins
67m vehicle-passenger ferry	Virtu Ferries
2 x 45m passenger ferries	L'Express des Iles
37m private research vessel	Private O[illegible]
Defence	
Office of Naval Research vessel	[illegible]
12 x 56m patrol boats	Roy[illegible] Nav[illegible]

* % revenue/profit completion


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Core Strengths of Austal Group

- Research, Development & Design skills
  - Over 150 naval architects, engineers and designers
- Customisation of vessels to end user requirements
  - Customer determines the requirement, not the shipbuilder
- Ability of production workforce to solve practical problems and meet delivery deadlines
- Short delivery times through [illegible] and productive workforce
- Physical facilities, financial capabilities and after sales support


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Challenges Ahead

- Recruitment of skilled employees
- Succession planning of management team
- Building up the US workforce to undertake the LCS and HSF projects
- Partnering arrangements for Amphibious Ship project for the Royal Australian Navy


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Growth Opportunities

- Austal USA
  - Littoral Combat Ship
  - Hawaii Superferry
- Amphibious Ships - Royal Australian Navy


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Austal US
Ship

- Commencement of work on initial 105 metre vessel for Hawaii Superferry

- Commencement of US$18m shipyard expansion
  - Complete by Sept 2005
  - Funding assistance from State of Alabama, City of Mobile, General Dynamics
  - Approximately US$2m sourced internally




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Littoral Combat Ship

GENERAL DYNAMICS
Littoral Combat Ship

GENERAL DYNAMICS LCS

Dominating the Littoral


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Littoral Combat Ship - Update



- **Littoral Combat Ship (USA)**
  - Austal is ship designer and builder in General Dynamics (GD) consortium.
  - Austal share approximately US$100m per vessel ... Austal proposal based on Austal 127 metre trimaran ...
  - May 2004 – GD/Austal awarded 1 of 2 contracts ... Lockheed Martin) for final vessel design. Includes options ... initial vessels from each consortium.
  - GD/Austal options due for exercise in October ...
  - US Navy identified need for ... vessels by 2009
  - Reported total LCS vessels required – up to 57 over ...


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Littoral Combat Ship Update

- The LCS project has been described by Admiral Vern Clark, Chief of Naval Operations, US Navy as:

"Our most transformational effort and number one budget priority, the Littoral Combat Ship, will be the first navy ship to separate capability from hull form and provide a robust, affordable focused-mission ship."

AUSTAL LIMITED

Amphibious Ship Program




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Amphibious Ships

- Partnered with Raytheon
- December 2005 - ship design chosen
- April 2006 - tender for 2 x vessels relea
- September 2006 – successful shipbuil
- Delivery of vessels in 2010 and 2014
- Approx $1.5b in revenue to Austal if s
- Potential for Austal invol
  consortium